Ziegler, Ziegler & Associates LLP
Counselors at Law
570 Lexington Avenue, 44th Floor,
New York, New York 10022
(212) 319-7600
Telecopier (212) 319-7605

March 1, 2005

Jeffrey Riedler
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  AMARIN CORPORATION PLC
  Commission File No. 0-21392
  Registration Statement on Form F-3
   Registration No. 333-121760

Dear Mr. Riedler:

        On behalf of our client, Amarin Corporation plc ("Amarin" or the "Company"), set forth herein are responses to your letter dated January 25, 2005 relating to the Registration Statement on Form F-3 (the "Registration Statement") filed by the Company on December 30, 2004 (SEC File No. 333-121760). This letter is being submitted together with the filing of Pre-Effective Amendment No. 1 (the "Amendment") to the Registration Statement. For your reference, we have included a marked copy of the Amendment showing changes from the original Registration Statement.

        With respect to delayed delivery contracts, we have added clarification in the Amendment to the effect that the obligations of any purchaser under such a contract will not be subject to any conditions except that (i) any related sale of offered securities to underwriters shall have occurred and (ii) the purchase of the securities covered by the contract will not be prohibited under the applicable laws of any jurisdiction (the foregoing being referred to collectively herein as the "Conditions"). Please refer to page 24 of the Amendment.

        As the delayed delivery contracts will not contain any conditions other than the Conditions described above, we believe such contracts will not constitute separate securities within the meaning of Section 2(a)(1) of the Securities Act of 1933 and, accordingly, are not required to be registered pursuant to the Registration Statement.

        Since the Registration Statement relates to securities to be offered on a delayed basis, the Company cannot determine at present whether any delayed delivery contracts will be entered into or, if entered into, what specific terms will be contained therein (other than the Conditions described above). To the extent any such contracts are entered into in connection with an offering, the Company will disclose the material terms thereof in a prospectus supplement. However, the Company anticipates that any delayed delivery contracts will contain a definite fixed price and quantity and will set forth one or more specified delivery dates.

        We would like to advise you of certain other changes that have been included in the Amendment. The Unaudited Pro Forma Combined Condensed Consolidated Financial Information relating to Laxdale Limited (now known as Amarin Neuroscience Limited), commencing on page F-17 of the Amendment, has been revised to reflect updated financial information with respect to Laxdale. As indicated in the initial Registration Statement, the pro forma financial information included therein was based on available information and certain assumptions made by management at the time of filing. Subsequent to the filing of the Registration Statement, the Company has prepared interim financial statements for Laxdale as of September 30, 2004 (which financial statements were submitted to the Securities and Exchange Commission under cover of a Report on Form 6-K dated February 7, 2004).

Accordingly, for purposes of the Amendment the pro forma financial information for Laxdale has been revised based upon the information contained in the Laxdale interim financial statements.

        Additionally, the "Incorporation by Reference" section of the Amendment has been revised to incorporate additional Reports on Form 6-K that have been submitted to the Commission since the filing date of the Registration Statement, and other disclosure in the document has been updated to reflect events since the filing of the Registration Statement.

        Please do not hesitate to contact the undersigned at (212) 319-7600 to discuss any comments or questions regarding the Amendment or the foregoing responses.

Very truly yours,
/s/ George E. Boychuk
Ziegler, Ziegler & Associates LLP

Enclosures